NF 3/18/04

Act 3/12/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
[redacted]
FORM X-17A-5
PART III

04002998

SEC FILE NUMBER
33312

RECEIVED
MAR 01 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JMC Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9710 Scranton Rd. Ste. 100
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Forrester 858-450-0055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*
PricewaterhouseCoopers LLP
(Name - if *individual, state last,* first, *middle name)*

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMC Financial Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

Robert E. Jeffords

ROBERT E. JEFFORDS
Commission # 1409784
Notary Public - California
San Diego County
My Comm. Expires Apr 7, 2007

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(Supplemental Report on Internal Control Structure)

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3)*.

JMC Financial Corporation

(SEC File Number 8-33312)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2003 and
Independent Auditors' Report and Supplemental Report on
Internal Control

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

To the Board of Directors of
JMC Financial Corporation:

In our opinion, the accompanying balance sheet and the related statement of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of JMC Financial Corporation, (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession of control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, have extensive transactions and relationships with other members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 20, 2004

JMC FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2003

ASSETS		
Cash and cash equivalents	$	17,562
Accounts receivable from mutual funds		13,403
Non-marketable investment, at fair value		756
Total assets	$	31,721
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Payable to affiliates	$	2,115
Total liabilities		2,115
SHAREHOLDER'S EQUITY:		
Common stock, no par value, authorized 20,000 shares, 5,000 issued and outstanding		10,000
Retained earnings		78,290
Distributions to affiliates		(58,684)
Total shareholder's equity		29,606
Total liabilities and shareholder's equity	$	31,721

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions and fees	$ 119,157
Total revenues	119,157
EXPENSES:	
General and administrative	18,494
Unrealized loss on non-marketable investment	2,544
Total expenses	21,038
Income before income taxes	98,119
Income tax expense (Note 7)	(40,675)
Net income	$ 57,444

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings	Distributions to Affiliates	Total Shareholder's Equity
Balance at December 31, 2002	$ 10,000	$ 20,846	$ -	$ 30,846
Distributions to affiliates	-	-	(58,684)	(58,684)
Net income	-	57,444	-	57,444
Balance at December 31, 2003	$ 10,000	$ 78,290	$ (58,684)	$ 29,606

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	57,444
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable and other assets		2,349
Unrealized loss non-marketable security		2,544
Decrease in accounts payable and accrued liabilities		1,681
Net cash provided by operating activities		64,018
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to affiliates		(58,684)
Net cash used in financing activities		(58,684)
Net increase in cash and cash equivalents		5,334
Cash and cash equivalents at beginning of year		12,228
Cash and cash equivalents at end of year	$	17,562

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

JMC Financial Corporation (the "Company") is a wholly owned subsidiary of James Mitchell & Co. (the "Parent"), which is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and principally sells and services variable annuities and mutual fund investments.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — At time, the Company maintains cash and cash equivalents deposits in excess of Federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Revenue Recognition – Commission revenue from the sale of variable annuities and mutual funds is recorded on the trade date. Asset-based fees are determined based upon the average balance of assets serviced during the month.

Fair Value of Financial Instruments – The carrying value of the non-marketable investment approximates its fair value. Securities for which market quotations are not readily available are determined at fair value as determined in good faith by management.

Income Taxes - Income tax liabilities or assets are recorded through charges or credits to the statement of operations for the estimated income taxes payable or refundable for the current period. Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Use of Estimates – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the aggregate indebtedness method which requires that minimum net capital exceed 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. The Company cannot reduce its net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

At December 31, 2003, the Company had net capital of $15,860, which exceeded the minimum net capital requirement of $5,000 by $10,860, and a ratio of aggregate indebtedness to net capital of .13 to 1.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
(CONTINUED)

4. RELATED PARTY TRANSACTIONS

JMC Financial Corporation receives substantially all of its executive, administrative, supervisory and support services from three full-time employees who are directly employed and compensated by an affiliated company of the Company; JMC Insurance Services. Additionally, JMC Insurance Services provides certain equipment, telephone, office space and other ancillary services on behalf of the Company. Such expenses are provided to the Company by JMC Insurance Services at no cost in accordance with its expense sharing agreement with JMC Insurance Services.

The NASD issued Notice to Members 03-63 entitled "Expense-Sharing Agreements" (the "Notice") dated October 2003. In accordance with the Notice, the Company incurred $2,115 in general and administrative expenses for services provided by an affiliate.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

5. STOCKHOLDER'S EQUITY

In 2003, the Company reduced retained earnings by $58,684 reflecting a net transfer of cash to affiliated companies. Such transfer is accounted for in the consolidated income statements of DMC and is not reflected on the income statement of the Company.

6. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. INCOME TAX EXPENSE

Income tax expense for the year ended December 31 follows:

	2003
Current	
Federal	$ 34,789
State	5,886
Deferred	-
	$ 40,675

JMC FINANCIAL CORPORATION
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMMISSION
AT DECEMBER 31, 2003

NET CAPITAL:		
Total Shareholder's Equity		$ 29,606
Less Non-Allowable Assets:		
12b-1 receivables	$ 12,990	
Non-marketable investment	756	13,746
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		15,860
Less Haircuts on Securities Positions:		
Cash equivalents		-
NET CAPITAL		15,860
Minimum Net Capital Requirement:		
6-2/3% of Aggregate Indebtedness of $2,115 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 10,860
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Aggregate Indebtedness		$ 2,115
Ratio of Aggregate Indebtedness to Net Capital		.13 to 1

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2003.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2003

A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

JMC FINANCIAL CORPORATION

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2003

Information relating to possession or control requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

PRICEWATERHOUSECOOPERS

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Board of Directors of JMC Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of JMC Financial Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

PRICEWATERHOUSECOOPERS

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, the California Department of Corporations and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 20, 2003